UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Constellation Energy Group, Inc.

 (Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

210371100

(CUSIP Number)

Jean-Pierre Benqué
EDF Development Inc.
1300 Eye Street, N.W., Suite 300
Washington, DC 20005
(202) 777-1140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Électricité de France S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization France
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons. E.D.F. International S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization France
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons. EDF Development Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 4 to Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation").  The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  This Schedule 13D is being filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Électricité de France S.A. ("EDF"); (ii) E.D.F. International S.A. ("EDFI"); and (iii) EDF Development Inc. ("EDFD").   The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.7 hereto.

(b)  EDF and EDFI are organized in France.  EDFD is organized in Delaware.  The address of the principal office for EDF and EDFI is Tour EDF, 20, Place de la Défense, 92050 Paris, France.  The address of the principal office for EDFD is 1300 Eye Street, N.W., Suite 300, Washington, DC 20005.

(c)  EDF is a European energy company based in France.  EDFI is a wholly-owned subsidiary of EDF, and EDFD is a wholly-owned subsidiary of EDFI.

(d)  None of the Reporting Persons has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of the Reporting Persons, none of the executive officers and directors of the Reporting Persons has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)  None of the Reporting Persons is, and during the last five years none of the Reporting Persons has been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

EDFI initially acquired the securities referenced in this report pursuant to (i) an investor agreement, dated July 20, 2007 (the "Investor Agreement"), between EDFI and Constellation, entered into in connection with the joint venture arrangement between EDFI and Constellation with respect to development of nuclear projects in the United States and Canada, and (ii) a series of open-market purchases consummated by EDFI pursuant to an Accelerated Share Purchase Agreement entered into on August 28, 2008 with Citibank N.A.  Subsequently, on October 15, 2009, EDFI contributed the securities referenced in this report to its wholly-owned subsidiary, EDFD, as permitted by the terms of the Amended and Restated Investor Agreement between EDFI and Constellation described in Item 6.

On November 6, 2009, EDFD consummated the acquisition of a 49.99% ownership interest in the nuclear generation and operation business of Constellation (the "Transaction").  In connection with the Transaction, on December 17, 2008, EDFD provided a $1 billion up-front cash investment in Constellation in the form of nonconvertible cumulative preferred stock (the "Preferred"), which was redeemed and credited against the purchase price for the nuclear generation and operation business upon consummation of the Transaction.  In connection with the acquisition of the Preferred by EDFD, EDFD appointed an observer to the board of directors of Constellation.  Following consummation of the Transaction, Constellation is appointing to its board EDFI's director designee.

In connection with the Transaction, EDFD provided additional liquidity support to Constellation through an asset put option pursuant to which Constellation could, at its option, sell to EDFD non-nuclear generation assets of Constellation having an aggregate value of up to $2 billion (the "Put Option").  The Put Option will terminate on December 31, 2010.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) EDFD is the beneficial owner of 16,964,095 shares of Constellation's Common Stock. Based on information contained in Constellation's Form 10-Q filing with the Securities and Exchange Commission, dated November 6, 2009, there were 200,899,295 issued and outstanding shares of Constellation's Common Stock as of October 30, 2009; accordingly, EDFD is the beneficial owner of 8.44% of Constellation's issued and outstanding Common Stock.  EDFI and EDF, as the direct and indirect parent companies of EDFD, may be deemed to be the beneficial owners of the Constellation Common Stock in which EDFD has beneficial ownership.

(b) Subject to the terms of the Amended and Restated Investor Agreement described in Item 6, EDF, EDFI and EDFD have shared power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule 13D/A.

(c) On October 15, 2009, EDFI contributed 16,964,095 shares of Constellation's Common Stock to EDFD at a value per share equal to $33.35, the opening price of the Common Stock as reported by the New York Stock Exchange on October 15, 2009.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by EDF, EDFI or EDFD, other than as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following at the end of the first paragraph:

Under the terms of the Amended and Restated Investor Agreement, EDFI is expressly permitted to assign any of its rights, interests and obligations under the Amended and Restated Investor Agreement to an affiliate of EDFI to whom it may transfer its ownership interest in Constellation Common Stock.  On October 15, 2009, EDFI and EDFD entered in a Contribution Agreement to effect EDFI's contribution of the Common Stock to EDFD, as described in Item 4 and Item 5(c).

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.7	Joint Filing Agreement, dated as of November 10, 2009, by and among Électricité de France S.A., E.D.F. International S.A., and EDF Development Inc.
99.8	Agreement for Contribution of Shares by and between EDF Development Inc. and E.D.F. International S.A., dated as of October 15, 2009.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: November 12, 2009
ÉLECTRICITÉ DE FRANCE S.A.
/s/ Daniel Camus
Name:	Daniel Camus
Title:	CHIEF FINANCIAL OFFICER

E.D.F. INTERNATIONAL S.A.
/s/ Anne Le Lorier
Name:	Anne Le Lorier
Title:	DIRECTEUR GÉNÉRAL ADJOINT CORPORATE FINANCE – TRÉSORERIE EXECUTIVE DIRECTOR

EDF DEVELOPMENT INC.
/s/ Jean-Pierre Benqué
Name:	Jean-Pierre Benqué
Title:	PRESIDENT